October 3, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (954) 603-0523

Mr. Robert Kohn, Chief Executive Officer
Global Realty Development Corp.
11555 Heron Bay Boulevard, Suite 200
Coral Springs, FL   33076

RE: Global Realty Development Corp.
File No. 000-32467
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Kohn:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management's Discussion and Analysis

Critical Accounting Policies, page 12

1.   The critical accounting policies you discussed in this section do not appear to be relevant to your business. In future filings, please revise the MD&A to address the role significant accounting policies and estimates have in understanding the company's results including, but not limited to, your accounting policy for revenue recognition and impairment of inventories. Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions. Refer to FR-60.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

2.   Please explain to us how you considered paragraphs 14 and 27 of SFAS 130 which require disclosure of a total for comprehensive income, as defined in paragraph 10, in annual and interim financial reports.

Note A – Restatements, page F-6

3.   Please file an Item 4.02 8-K regarding the restatement of your previously issued financial statements. The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

4.   Further, please revise your disclosures in Item 8A on page 17 to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.   See Item 307 of Regulation S-B.   If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

Note C – Summary of Significant Accounting Policies

Stock-Based Compensation, page F-9

5.   The note indicates that the measurement date under SFAS No. 123R and EITF 96-18 is the date when the counterparty's performance is complete. With respect to the measurement date you use under each of these accounting standards, please address the following comments and revise your disclosure as appropriate

- Explain how you considered paragraph 10 of SFAS 123R which states shared-based compensation to employees generally shall be measured based on the grant-date fair value.
- Explain how you considered Issue 1 of EITF 96-18 which states the measurement date of shared-based compensation to nonemployees should the earlier of the performance commitment date or the performance completion date.

Variable Interest Entities, page F-9 – F-10

6.   The note indicates that you have determined that the Company is not the primary beneficiary in contractual arrangements to purchase land or lots for future development, but nevertheless the total cost of all such properties and the entire amount of the related liability have been included in your financial statements. Please address the following comments and revise your disclosure as appropriate:

- Clarify whether these properties are wholly owned and controlled by you and you are the only obligor under the related liabilities.
- Explain to us the terms of referenced purchase arrangements.
- Explain to us how your FIN 46(R) analysis of these arrangements supports your conclusion that you are not the primary beneficiary.

Note N – Stockholders' Equity, page F-15; Note O – Stock Option and Warrant Agreements, page F-16

7.   Please explain to us how you considered the following disclosures requirements of SFAS 123R and revise your disclosure as appropriate:

- Paragraph A240a relating to the terms of the terms of the arrangements other than the number of shares authorized for awards.
- Paragraphs A240d relating to aggregate intrinsic value.
- Paragraphs A240h relating total compensation cost related to nonvested awards not yet recognized.
- awards not yet recognized.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant